ATHENA GOLD CORPORATION

2010A Harbison Dr. #312

Vacaville, CA 95867

January 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Athena Gold Corporation
Amendment No. 2 to Registration Statement on Form S-4
SEC File No. 333-283404
Filed January 29, 2025
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On behalf of Gold Corporation (the "Company") and pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company hereby requests an acceleration of the effective date of its Registration Statement on Form S-4/A2 so that it will become effective at 11:00 a.m., Eastern Time, on Tuesday, February 4, 2025, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration.

Sincerely,

/s/ John C. Power
John C. Power President